Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

March 31, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10000
60/40 Strategic Allocation Port. 2Q ‘22 - Term 7/17/23 75/25 Strategic Allocation Port. 2Q ‘22 - Term 7/17/23
(each, a “Trust” and collectively the “Trusts”)
CIK No. 1899632 File No. 333-263072

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trusts. This letter serves to respond to your comments.

Comments

Portfolio

1.            Please revise the “Additional Portfolio Contents” section as applicable per discussions with the Staff.

Response:           In accordance with the Staff’s comment, the disclosure will be revised as follows:

“In addition to the investments described above, the Trusts invest in, or the Funds held by the Trusts invest in: foreign securities (including American Depositary Receipts, Global Depositary Receipts and New York Registry Shares) and companies with various market capitalizations.”

Risk Factors

2.Please consider if the disclosure in the “Market Risk” needs to be updated.

Response:The Trusts confirm that the “Market Risk” has been revised to include additional disclosure relating to current events and their effect on the global markets.

3.If the Funds held by a Trust invest in bonds that reference LIBOR, please add relevant risk disclosure.

Response:If, based on a Trust’s final portfolio, a Trust has exposure to Funds that invest in bonds that reference LIBOR, appropriate disclosure will be added to the prospectus.

4.If the Funds held by a Trust invest in bonds that subprime residential mortgage loan, please add relevant risk disclosure.

Response:If, based on a Trust’s final portfolio, a Trust has exposure to Funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the prospectus.

5.Please consider whether the “Brexit Risk” needs to be updated.

Response:The Trusts believe the “Brexit Risk”, as currently presented, is adequate for investor comprehension but will continue to monitor for any necessary revisions to the disclosure.

                We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon